Exhibit 21.1
Subsidiaries of LegalZoom.com, Inc.

Name of Subsidiary	Jurisdiction of Organization
Earth Class Mail, Inc.	Delaware
Formation Nation, LLC	Nevada
Inc Authority, LLC	Nevada